MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

KENNETH B. FORREST

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000 ____________ GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) ____________ OF COUNSEL

DAVID C. BRYAN

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN THEODORE GEWERTZ RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	ERIC S. ROBINSON PATRICIA A. ROBINSON* LEONARD M. ROSEN MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS J. BRYAN WHITWORTH AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA ____________ COUNSEL
DAVID M. ADLERSTEIN MICHELE J. ALEXANDER LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA	PAULA N. GORDON NANCY B. GREENBAUM MAURA R. GROSSMAN MARK A. KOENIG J. AUSTIN LYONS AMANDA N. PERSAUD JEFFREY A. WATIKER

December 14, 2012

VIA EDGAR AND HAND DELIVERY

Michael McTiernan

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wynn Resorts, Limited

Preliminary Proxy Statement on Schedule 14A

Filed March 7, 2012

File No. 000-50028

Dear Mr. McTiernan:

On behalf of our client, Wynn Resorts, Limited (the “Company”), set forth below are responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) that were set forth in the Staff’s letter dated March 14, 2012 with respect to the above-referenced filing.

M. McTiernan

U.S. Securities and Exchange Commission

December 14, 2012

This letter and Amendment No. 1 (“Amendment No. 1”) to the Preliminary Proxy Statement on Schedule 14A (File No. 000-50028) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 1 marked to indicate changes from the version of the Preliminary Proxy Statement filed on March 7, 2012, to Ms. Sandra B. Hunter via overnight delivery.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of Amendment No. 1.

Removal Proposal, page 3

1.	Please revise to include a more detailed chronology of the events that led up to the February 18, 2012 board determination of “unsuitability.” Please include a brief summary of each relevant board or subcommittee meeting related to the determination, each report or analysis provided by a third party engaged for purposes of investigating and analyzing issues related to this matter, each meeting with Mr. Okada or his representatives related to this matter, and any communication with regulators related to this matter.

Response: In response to the Staff’s comment, the disclosure on pages 3 through 9 of the Preliminary Proxy Statement has been revised.

2.	Please include a cross-reference to the report provided by Freeh Sporkin & Sullivan LLP which was filed as an exhibit to your Current Report on Form 8-K filed on February 22, 2012.

Response: In response to the Staff’s comment, the disclosure on page 3 of the Preliminary Proxy Statement has been added.

Security Ownership of Certain Beneficial Owners and Management, page 8

3.	We note your footnotes to the beneficial owner table. Please identify, in a footnote to the table, any individuals who control the voting and dispositive powers of the shares held by Marsico Capital Management, LLC.

Response: As indicated in footnote 5 to the beneficial ownership table, the information provided regarding shares beneficially owned by Marsico Capital Management, LLC (“Marsico”) is based upon the Schedule 13G/A filed by Marsico on February 14, 2012. We have reviewed the original Schedule 13G filed with respect to the Company on February 17, 2004 and all subsequent amendments to that Schedule 13G, as well as all

M. McTiernan

U.S. Securities and Exchange Commission

December 14, 2012

Forms 13F filed by Marsico since August 13, 2004, and the information in such filings does not identify any individuals who control the voting and dispositive powers of the shares held by Marsico.

*  *  *  *  *  *

We hereby inform you on behalf of the Company that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *  *

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1218 (telephone) or DANeff@wlrk.com (email).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Daniel A. Neff

Daniel A. Neff

cc:	Kimmarie Sinatra, Wynn Resorts, Limited
Sandra B. Hunter, U.S. Securities and Exchange Commission